March 25, 2010

Kathleen Collins, Accounting Branch Chief
Robert Benton
Securities and Exchange Commission
Division of Corporate Finance	Via EDGAR and Federal Express
100 F Street, N.E.
Mail Stop: 4561
Washington, DC 20549

RE:	IEC Electronics Corp.
Form 10-K for the Year Ended September 30, 2009
Filed on November 13, 2009
File No. 001-34376

Dear Ladies and Gentlemen:

On behalf of IEC Electronics Corp. (the "Company"), we are submitting this letter in response to comments (the "Comments") received from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated March 11, 2010 with respect to our Form 10-K for the year ended September 30, 2009 ("Form 10-K").

The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff's convenience, have been incorporated into this response letter.  Page numbers in the text of this response letter correspond to the page numbers in the Form 10-K.

Form 10-K for the Year Ended September 30, 2009

Business, page 6

1.           We note from your response to prior comment 1 that you do not believe disclosing the name of the significant customer and its relationship, if any to the company or its subsidiaries, is material to an investor.  We further note that in assessing materiality, you relied on the Commission's definition of "material," and that you evaluated how disclosing the identity of a major customer would affect a reasonable or prudent investor in the context of the entire set of information.  Please provide us with a detailed analysis of your materiality assessment to support your conclusion that such disclosure is not necessary.

The analysis underlying our conclusion that disclosing the identity of a major customer is not material is based on our understanding and intent of Regulation S-K.  As stated in our previous letter, the general instructions provided in paragraph (c) of item 101 of Reg S-K state: “To the extent material to an understanding of the registrant’s business taken as a whole, the description of each such segment shall include the information specified in paragraphs (c)(1)(i) through (x) of this Item.”  To provide guidance in assessing the materiality of disclosing the identity of our major customers we reviewed SAB 99.  SAB 99 states, “Under the governing principles, an assessment of materiality requires that one views the facts in the context of the ‘surrounding circumstances’, as the accounting literature describes, or the ‘total mix’ of information, in the words of the Supreme Court.”

To apply the principles enunciated in SAB 99 we first examined the total mix of information we provide our shareholders to allow an informed investor to assess the underlying volatility of IEC’s cash flows and hence the riskiness of IEC. In our SEC filings we routinely describe that one of our major risk factors is the loss of a major customer.

In assessing the total mix of information available to an IEC investor we inventoried the information we provide regularly through our SEC filings including our 8-K, 10-K, 10-Q, and proxy filings.  These filings contain information on our concentration by industry, the names of our largest customers, our backlog and the nature of our contract manufacturing business.  We believe that through these disclosures our investors understand the high quality of our major customers and the inherent variability in their business models.  In our annual shareholder meeting we explain why our manufacturing industry is not influenced if our sales to Lockheed, GE, DRS, Parker Hannifin, or ViaSat move up or fall below 10% of our sales in any one quarter.  We have determined that this is not meaningful information to a prudent investor in IEC. We base this conclusion on the following analysis.

1.	Our investors understand that our customers and IEC have long term relations. When we get a new customer it will take upwards of nine months before we achieve production volumes.
2.
Our work with any of the companies mentioned above is made up of numerous, upwards of 25 programs at any one time.  These are programs that have different start and stop dates, and volume requirements. When one project ends we get another, possibly an updated version of the existing program.  These programs can last anywhere between three and ten or more years.

3.	Disengaging a large customer does not happen quickly. They have to identify and then certify an alternative supplier. This can take between six and twelve months.
4.
It is most unlikely that we would lose all of our programs at one time.  This occurred once, eight years ago, with a major account.  In this case it took the customer 18 months to disengage all of the programs.  So the fact that sales from a major customer one quarter were above 10% and fell below 10% for the subsequent three quarters as we disengaged, albeit not disclosed, is not material to a prudent investor as contrasted by the fact we were exiting the relationship.  That fact provides material information to the investor.

5.	Our variability in cash flow is predicated on our large customers’ end user and that is usually the Federal government.

6.
Prudent investors in IEC care about our industry concentration and want to learn of any macro economic trends that could cause our production volumes to vary.  By way of illustration a change in administration in Washington influences defense budgets and those changes in turn influence our military customers.

We have tested whether the identity of a major customer is material to a reasonable investor in IEC by asking several institutional investors during our meetings if this information is relevant.  The subject receives very little discussion once they know our major industry concentrations.  Their lack of interest in knowing the identity of our major customers indicates that the information is not necessary for them to make an informed investment decision in IEC.

After performing this analysis, we believe that we can further improve the disclosure of the narrative description of our business as required in Regulation S-K paragraph 229.101 by also disclosing the identity of the industry of our major customers along with the concentration of revenues by industry.  This information is currently provided to our investors via 8-K filings of management presentations.  However, providing this information in our 10-Qs and 10-Ks would be a more convenient disclosure mechanism.

We believe that our prior filings have been in compliance with the principles described in SAB 99 with respect to determining whether disclosing the identity of major customers is material.  We have evaluated “the facts in the context of the ‘surrounding circumstances,’ as the accounting literature describes, or the ‘total mix of information, in the words of the Supreme Court” as specified in SAB 99.  Disclosing the industry identity of our major customers in our 10-K’s and 10-Q’s will provide a more convenient format for disseminating this information, in addition to our disclosures currently provided via our 8-K filings.

We look forward to receiving additional guidance from you as to whether we have correctly interpreted the intent of SAB 99.  In advance, thank you for your help.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

2.           We note your response to prior comment 2 where you refer to disclosures included in the financial statements footnotes.  As the Staff previously indicated, tabular disclosures with respect to the company's known contractual obligations (long-term debt obligations and sale leaseback arrangements) must be included in MD&A pursuant to Item 303(A)(5) of Regulation S-K.  Please confirm that you will include these required disclosures in future filings.  Alternatively, please clarify whether you qualify as a smaller reporting company and are therefore exempt from this reporting requirement pursuant to Item 303(D) of Regulation S-K.

In the future, if required, the Company will include a tabular disclosure in the MD&A section of its Annual Report filed on Form 10-K.  However, the Company recently reviewed its filing status and has determined that it qualifies as a smaller reporting company under Rule 12(b)-2 of the Securities Exchange Act of 1934.  It has reflected this determination on the cover page of its Form 10-Q for the fiscal quarter ended December 25, 2009 which was filed with the Commission on February 5, 2010.  Accordingly, in any event, the Company will be exempt from the reporting requirement mentioned in comment 2 above, for its next Form 10-K and for each subsequent filing thereafter until the requirements which qualify us as a smaller reporting company are no longer met.

Report of Independent Registered Public Accounting Firm, page 23

3.           We note your response to our prior comment 3.  If you continue to include the schedule of valuation and qualifying accounts in your filing then it must be referenced in the accountant's report to comply with Rule 5-04(c) of Regulation S-X.  Alternatively, you could elect not to provide this schedule if you are a smaller reporting company.  In this regard, while your response indicates that you qualify as a smaller reporting company, you have identified yourself as a non-accelerated filer on the Form 10-K cover page.  Please confirm whether you qualify as a smaller reporting company..  Also, tell us how you intend to address the Schedule II issue in future filings.

As noted above in our response to comment 2, the Company qualifies as a smaller reporting company.  Therefore, the schedule of valuation and qualifying accounts on page 36 of our report on Form 10-K is an optional schedule.  Since this schedule is not required, it was not covered under the scope of the independent auditors' report.  Going forward the Company will not include the schedule in its filings.

Please do not hesitate to call me at (315) 332-4538 or Michael Schlehr, the Company's Chief Financial Officer, at (315) 332-4443, if you have any questions or would like any additional information regarding this matter.

Very truly yours,

W. Barry Gilbert
Chairman, Chief Executive Officer